SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Alan Porter
Alan Porter
Group Company Secretary

13 March 2013

PRUDENTIAL PLC APPOINTS NEW NON-EXECUTIVE DIRECTOR

ANTHONY NIGHTINGALE, CMG, TO JOIN BOARD ON 1 JUNE 2013

Prudential plc (“Prudential”) today announces that Anthony John Liddell Nightingale, CMG, is to join the Board as an independent non-executive director and member of the Remuneration Committee on 1 June 2013. Mr Nightingale, 65, replaces Keki Dadiseth, who is retiring from the Board on 1 May 2013 after eight years’ service. He brings to the position high-level, Asia-focused experience from a number of senior executive and non-executive director roles.

Mr Nightingale was Managing Director of Jardine Matheson, the diversified Asia-focused business group, from 2006 until his retirement in March 2012. He is currently a non-executive director of Jardine Matheson Holdings Limited and of several other companies in the Jardine group. He holds various other corporate and public appointments. He is a Hong Kong representative to the APEC Business Advisory Council and is a member of the Commission on Strategic Development in Hong Kong.

Commenting on the appointment, Paul Manduca, Chairman of Prudential, said:

“I am delighted to welcome Anthony to Prudential. He has had a successful career at Jardine Matheson Group spanning more than 40 years and has been closely associated with its achievements over the last decade. As a successful business leader he brings to the Board a deep understanding of Asian business at the highest level. I look forward to working with Anthony as we continue to capture the profitable growth opportunities available to the Group. On behalf of the Board I would like to thank Keki for his great contribution to Prudential over almost a decade.”

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Harshna Brahmbhatt	+44 (0)20 7548 2466	Richard Gradidge	+44 (0)20 7548 3860

Further information:

Biographical details

Anthony Nightingale, CMG, is a non-executive director of Jardine Matheson Holdings Limited, Jardine Strategic Holdings Limited, Dairy Farm International Holdings Limited, Hongkong Land Holdings Limited and Mandarin Oriental International Limited and Jardine Cycle and Carriage Limited and is a commissioner of Astra International.

He was the Managing Director of Jardine Matheson Group from 2006 to 2012, having joined the board in 1994. He has homes in Hong Kong and the UK. Age 65.

Shareholding

Mr Nightingale holds no interest in any shares of Prudential under the meaning of Part XV of the Hong Kong Securities and Futures Ordinance.

Length of service

Non-executive directors are usually appointed for an initial three-year term, commencing with their election by shareholders at the first Annual General Meeting following their appointment. They are typically expected to serve for two three-year terms from their initial election by shareholders, although the Board may invite them to serve for an additional period.

Remuneration

Non-executive directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities, including committee membership as appropriate.

Prudential plc

Incorporated and registered in England and Wales. Registered office: Laurence Pountney Hill London EC4R 0HH. Registered number 1397169.

Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority.

Mr Nightingale’s annual fee at appointment will be £112,500, consisting of a basic fee of £87,500 and additional fees of £25,000 for his committee role.

Save as disclosed above, there are no matters relating to the appointment of Mr Nightingale that need to be disclosed pursuant to Listing Rule 9.6.13 (1) - (6) of the Listing Rules of the Financial Services Authority.

Save as disclosed above, there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and Mr Nightingale has confirmed that there are no other matters relating to his appointment that need to be brought to the attention of shareholders of Prudential.

About Prudential plc

Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world’s leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for 165 years and has £405 billion in assets under management (as at 31 December 2012). Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This document may contain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations, and including, without limitation, statements containing the words “may”, “will”, “should”, “continue”, “aims”, “estimates”, “projects”, “believes”, “intends”, “expects”, “plans”, “seeks” and “anticipates”, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential’s actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates, and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union’s ‘Solvency II’ requirements on Prudential’s capital maintenance requirements; the impact of competition, economic growth, inflation and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards, or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the ‘Risk Factors’ heading in the Annual Report and the ‘Risk Factors’ heading of Prudential’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the ‘Risk Factors’ heading of any subsequent Prudential Half Year Financial Report. Prudential’s most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise, except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

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